August 1, 2006

Mail Stop 4561

Mr. In Ho Lee
President and Chief Executive Officer
Shinhan Financial Group Co., Ltd
120, 2-Ga, Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea

Re: **Shinhan Financial Group Co., Ltd.**
        Form 20-F for the fiscal year ended December 31, 2004
        Filed June 30, 2005
        File Number: 001-31798

Dear Mr. Lee:

        We have reviewed your response letter dated December 14, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 20-F, filed on June 30, 2005

General

1.	We note from public media sources that you may have existing or anticipated operations associated with North Korea, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S. economic sanctions and export controls. Examples of public articles include a September 2005 report that the Shinhan Financial Group will provide supplies in connection with a contract between North Korea and the Korea National Tourism Organization, and a June 2001 report indicating that Shinhan Financial Group considered but rejected extending loans in connection with Hyundai's North Korean operations because "North Korean projects still bear risks." We note that the Form 20-F does not contain any information relating to operations in North Korea. With a view to disclosure, please describe such operations and discuss their materiality to you in light of North Korea's status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, North Korea, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with North Korea. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions.

<u>Risk Factors, pages 14-34</u>

3.   We note the last sentence of the first risk factor on page 30. As your Form 20-F does not identify any North Korean contacts or operations, it is unclear precisely how further tensions would materially hurt your business, results of operations and financial condition. Please revise the risk factor in future filings to clarify whether you have operations in, or other contacts with, North Korea, and clarify how further tensions would harm your operations and financial condition. For example, do you employ North Koreans? Are some of your offices or operations, even though entirely outside North Korea, particularly sensitive to possible North Korean military or diplomatic aggression? Provide us with the language you will include in future filings.

                                        * * * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3490 if you have questions regarding these comments.

Sincerely,

Don Walker
Senior Assistant Chief Accountant